Filed by Regeneration Technologies, Inc.

Pursuant to Rule 425 under the Securities

Act of 1933 and deemed filed pursuant to

Rule 14a-6 under the Securities

Exchange Act of 1934

Subject Company: Regeneration Technologies, Inc.

Commission File No.: 333-148305

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies Inc. and Tutogen Medical Inc., including potential synergies and cost savings, future financial and operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to agreements with distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in public filings by Regeneration Technologies and Tutogen on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies’ SEC filings may be obtained by contacting Regeneration Technologies or the SEC or by visiting Regeneration Technologies’ Web site at www.rtix.com or the SEC’s Web site at www.sec.gov. Copies of Tutogen’s SEC filings may be obtained by contacting Tutogen or the SEC or by visiting Tutogen’s Web site at www.tutogen.com or the SEC’s Web site at www.sec.gov.

Important Additional Information and Where to Find It

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen have filed a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. You can obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at RTI’s Web site (http://www.rtix.com) or Tutogen’s Web site (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the SEC filings that are incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, Jr., CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615 .

Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated Feb. 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement /prospectus regarding the proposed merger. You may obtain free copies of these documents as described in the preceding paragraph.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following is a transcript of the Regeneration Technologies, Inc. 2007 fourth quarter and year end earnings conference call.

Conference Call Transcript

RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Event Date/Time: Feb. 06. 2008 / 9:00AM ET

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FINAL TRANSCRIPT

Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

CORPORATE PARTICIPANTS

Wendy Wacker

Regeneration Technologies, Inc. - Director Corporate Communications

Brian Hutchison

Regeneration Technologies, Inc. - Chairman, President, CEO

Tom Rose

Regeneration Technologies, Inc. - VP, CFO

Roger Rose

Regeneration Technologies, Inc. - EVP

Robby Lane

Regeneration Technologies, Inc.- General Manager

Carrie Hartill

Regeneration Technologies, Inc. - VP Quality Assurance & Regulatory Affairs

CONFERENCE CALL PARTICIPANTS

Dave Turkaly

SIG - Analyst

Raymond Myers

Emerging Growth Equities - Analyst

Steve Lichtman

Banc of America Securities - Analyst

Shawn Fitz

Stephens Inc. - Analyst

Jon Robohm

Gagnon Securities - Analyst

Keay Nakae

Collins Stewart - Analyst

Jayson Bedford

Raymond James - Analyst

George Walsh

Gilford Securities - Analyst

Bill Plovanic

Canaccord Adams - Analyst

PRESENTATION

Operator

Good morning and thank you for standing by. I would like to remind all participants your line will be in a listen-only mode throughout the presentation. (OPERATOR INSTRUCTIONS) I would now like to introduce your host for today’s call, Ms. Wendy Wacker. Ms. Wacker, you may begin.

Wendy Wacker - Regeneration Technologies, Inc. - Director Corporate Communications

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FINAL TRANSCRIPT

Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Good morning and thank you for joining Regeneration Technologies for our fourth-quarter and year-end 2007 conference call. Today we will hear from Brian Hutchison, Chairman, President and CEO, who will discuss operational highlights and future activities for the Company, as well as Tom Rose, Vice President and Chief Financial Officer, who will provide an overview of our financial results.

Before we start, let me make the following disclosure about forward-looking statements. The earnings and other matters we will be discussing on this conference call will involve statements that are forward-looking. These statements are based on our management’s current expectations, but they are subject to various risks and uncertainties associated with our lines of business and with the economic environment in general. Our actual results may vary from any statements concerning our expectations about future events that are made during the course of this meeting, and we make no guarantees as to the accuracy of these statements. Accordingly, we urge you to consider all information about the Company and not to place undue reliance on these forward-looking statements.

Now let me turn the call over to Brian Hutchison.

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Good morning, everyone. Hopefully you have all had a chance to review this morning’s earnings release and are pleased to see our positive momentum in revenues, gross margin, and annual cash flow compared to 2006. Throughout the past year, we have concentrated on executing our new business model, and we have met key objectives that illustrate the potential of this business model to deliver sustainable growth.

The impact of this has resulted in record quarterly revenues of $25.5 million and record annual revenues of $94.2 million, which represent 43% growth for the quarter and 35% growth for the year in our core orthopedics businesses. Net loss for the quarter of $0.09 per share and net loss for the year of $0.07 per share were substantial improvements over 2006.

However, as we review the results, if you remove the fourth-quarter asset impairment charges and use our historical effective tax rate of 38%, we would have made $0.01 per share profit for the fourth quarter and $0.03 per share profit for the year.

Our sports medicine group has reached record quarterly and annual revenues with an increase of 96% for the quarter and 85% for the year. We continue to achieve significant market presence with the success of our direct distribution force. Further, with increased levels of tissue availability and new product introductions in 2007, including the BioCleanse Peroneus Longus, and the BTB Select, and the BioCleanse meniscus, we were able to address the increasing demand for biologics which were used in significantly more surgeries than in 2006.

The industry has been experiencing steadily expanding use of allograft for sports medicine reconstruction. In 2007, we saw a dramatic increase in the use of nonbone tendons for ACL reconstruction, rivaling that of BTBs, which is the traditional gold standard for this type of surgery. We expect these trends to continue in 2008 and beyond as new techniques, applications, and fixation technologies are used by more surgeons.

We continue to expand our xenograft line with revenue growth through both our domestic and international channels and through Wright Medical. Full-year revenue for the xenograft exceeded 1% of total revenue and has more than tripled to over $1 million, serving almost double the number of surgeries.

For Wright Medical, launch quantity shipments of their new proprietary CANCELLO-PURE wedges were delivered in the fourth quarter. We ended 2007 with three implants currently in production, and we’re working with Wright on developing two additional xenograft implant families over the course of 2008. As we looked out into 2008, we believe revenues for xenograft implants should grow to 3% to 5% of total revenues for RTI.

In our spinal and orthopedic businesses, revenues from spinal constructs remained strong for the year, with 17% growth over 2006, which is well above the general spine market growth of approximately 12%. Our spine growth was driven by our cervical allografts, which are up more than 20% over 2006. Our success with cervical is due to continued strong order patterns from our current distributors, Medtronic, Orthofix Blackstone, and Stryker.

In our bone graft substitutes product line we are also experiencing strong revenue growth. Revenues for the year are up more than 25% compared to the prior year, as a result of increasing orders from Exactech, Medtronic, and our US and international distribution networks. This compares very favorably to the general BGS market growth of 8% to 10%.

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FINAL TRANSCRIPT

Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

The launch for Zimmer’s ready-to-use paste implant is planned for this month. Production continues to progress on a moldable paste for Zimmer slated for launch in mid 2008. As we have previously indicated we believe we will continue to increase our market share in bone graft substitutes with expanded channels and new products in 2008.

For our spine and orthopedic businesses, $4.2 million of revenue in 2007 can be attributed to our relationships with new distributors and development of new implants, developed with (technical difficulty).

We are co-developing a number of new implants with many of our distributors to be launched throughout 2008. These and other anticipated launches will contribute to continued revenue growth in 2008 and beyond.

We are able to meet the ongoing demand for biological implants through increase in tissue recoveries and our ability to maximize each donation thanks to the hard work and dedication of all of our RTI donor services team and the support of the recovery community. RTI donor services provided significant increases in donated tissue in 2007, while ensuring release of adequate tissue to meet the demands of the surgical community. In particular, our new Texas division exceeded all expectations in expanding recovery services in its first year of operations.

As many as you know, we announced on November 13 a definitive agreement to merge with Tutogen Medical in a tax-free, stock for stock exchange. We expect the merger to close upon approval of both companies’ shareholders on February 27, 2008. Additionally, we have announced that upon completion of the merger we will operate under the new name of RTI Biologics, Inc. Our stock will continue to trade on the NASDAQ exchange under the symbol RTIX.

We feel it is important to begin our combined company with a fresh brand that better represents the strength of both RTI and Tutogen. Therefore, our new name, our new company name, is centered around the term biologics, an area that represents strong growth and great promise in healthcare.

Although our company name will change, we will continue to leverage the strengths of both BioCleanse and Totoplast brand names, which are well known throughout the medical community as the standards for sterilization, safety, and quality of orthopedic and membrane tissues.

At this point, I will let Tom discuss the financial results.

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

Thank you, Brian. Revenues for the fourth quarter of 2007 — $25.5 million as compared to $19.1 million in the prior year. Annual revenues for 2007 totaled $94.2 million as compared to $74 million for 2006.

The increases in revenues reinforce the success of our new business model, which is focused on distribution of spine and orthopedic implants through multiple distributors and distribution of our sports medicine implants through a nationwide direct distribution model.

Fourth-quarter net loss was $2.6 million as compared to a net loss of $6.7 million in 2006. Net loss for the full-year 2007 was $2.1 million compared to a full-year net loss of $11.1 million in 2006.

Net loss per diluted share for the fourth quarter was $0.09 compared to net loss per diluted share of $0.22 for 2006. Net loss per diluted share for the full year of 2007 was $0.07 compared to a net loss per diluted share of $0.37 for 2006.

As mentioned in the press release this morning, the comparison of the fourth-quarter and full-year results to the prior year is significantly impacted by asset impairments recognized in the fourth quarter of 2007 totaling $4.1 million or $0.09 per share. In the prior year, we recorded asset abandonment of cardiovascular exit charges in the fourth quarter of $7.1 million or $0.16 per share.

Now, let’s move on to a detailed review of the fourth-quarter and full-year 2007 results and a looked toward 2008.

Spinal revenues were $10.3 million for Q4 and $41.1 million for the full year, or increases of 27% and 17%, respectively. Unit volume increased by 25% for the quarter and 15% for the full year.

Sports medicine revenues were $9 million for Q4 and $27.7 million for the full year, or increases of 96% and 85%, respectively. Unit volumes increased 53% for the quarter and 44% for the year.

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Bone graft substitute revenues were $3.9 million for Q4 and $17 million for the full year, representing increases of 16% and 26%, respectively. Unit volumes increased 8% and 19% for the period.

Cardiovascular revenues were $159,000 in Q4 compared to $1.3 million in 2006. For the full year, cardiovascular revenues were $2 million compared to $5.6 million for 2006. As of December 31, 2007, we have completed our exit from the cardiovascular business.

Lastly, other revenues have significantly increased throughout the year as we have increased our recovery efforts on behalf of other processors.

Gross margin for the fourth-quarter 2007 was 44% compared to 11% in the fourth-quarter 2006. Gross margin for 2007 was 40% compared to 26% in 2006.

Gross margin for the prior-year fourth quarter included inventory reserves recorded at the cardiovascular business totaling $2.9 million, which negatively impacted gross margins for the quarter by 15%, and 4% for the full-year 2006.

Gross margins in 2008 and beyond should continue to increase as revenues grow, due to recognizing a favorable impact of leveraging fixed costs in our processing facilities, as well as favorable changes in the mix of implants distributed. Incremental gross margin in 2008 should continue to be in the 70% to 75% range for each $1 million increase in revenues that we recognize.

In the fourth quarter operating expenses, exclusive of asset impairments and abandonment, totaled $10.7 million compared to $8.9 million in 2006. The increase is attributable to increases in commission expense of $700,000; legal, professional, and consulting expenses of $550,000; management incentive plan expense of $400,000; and salaries of $300,000.

Operating expenses for the full-year 2007, exclusive of asset impairment and abandonment, of $36 million increased by $3.4 million or 9% compared to 2006 levels. The increase was primarily due to increases in distributor commissions of $2.1 million; increases in management incentive plan expenses of $800,000; and increase in salaries of $600,000.

Research and development expenses totaled $1.4 million in Q4 and $5.2 million for the full year, representing increases of $200,000 in each period. R&D expenses were approximately 5.5% of revenues in 2007, which was very close to our original target for these expenses.

In 2008, we expect our marketing, general, and administrative expenses to increase by 13% as we add additional direct distribution representatives, increase our marketing programs, and recognize increases in general administrative expenses relating to higher insurance, utilities, and salaries. Excluding variable expenses of distributor commissions and management incentive compensation, fixed expenses in these areas are expected to grow about 6% in 2008.

Research and development expenses are expected to grow by 20% in 2008, primarily as a result of additional engineering personnel added to support new product development initiatives.

The asset impairments during the fourth quarter related to a final write-down of $1.1 million of our investment in Lifeline Scientific, Inc., formerly Organ Recovery Systems; and a write-down in the value of assets held for sale for our cardiovascular business totaling $2.9 million. The remaining net book value for these two assets at December 31, 2007, is approximately $300,000.

For 2007, our effective tax rate ended at 15% on the net loss for the year. In the fourth quarter, we made a tax expense adjustment of $265,000 to true up our income tax provision for the year. In the last two years, our tax rate has been negatively impacted by permanent tax differences relating to the deductibility of certain stock option expenses.

Our effective tax rate in 2007, excluding the provision for asset impairment, ended up at 72%. Because we are expecting increased taxable income in 2008 and also a reduction in the permanent differences, we estimate our effective tax rate for 2008 will be in the 40% to 45% range.

Now let’s turn to the balance sheet and cash flows. One of the highlights of the year related to our ability to improve our cash flows generated from operations. In 2007, cash flow from operations totaled $7.1 million compared to a net cash outflow in 2006 totaling $6.8 million. This represents an improvement of $14 million. Our cash position at the end of the year was $18.6 million compared to $15.5 million at December 31, 2006.

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FINAL TRANSCRIPT

Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Accounts receivable increased to $9.8 million as compared to $9.3 million at December 31, 2006. Days Sales Outstanding was 38 at December 31, 2007, compared to 46 in the prior year.

Inventories increased to $39.8 million as compared to $37 million at the end of 2006. This represents approximate 240 days sales in inventory.

Unprocessed donor tissue increased by 3.4% to $9.1 million. Tissue in-process increased by 22.7% to $23.8 million. Implantable donor issue decreased by 28.4% to $5.3 million. Unprocessed donor tissue available for processing is at its highest levels in three years and will support higher donor processing levels throughout 2008.

Working capital at the end of the year totaled $71 million. We believe that our cash balances and available credit totaling $25.8 million at December 31, 2007, are sufficient to support our 2008 operating plan.

As we look ahead to 2008, the key drivers of cash flow include — estimated depreciation and amortization expense of $5.5 million; additional exclusivity reimbursement for the launch of the new bone paste products totaling $4 million; capital expenditures estimated at approximately $7 million. Days Sales Outstanding and accounts receivable are expected to increase to an average of 45 days, and days sales in inventory to continue at approximately 240 days. Overall, we are expecting a nice improvement in cash flow levels again in 2008.

I will now turn the call back over to Brian.

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Thanks, Tom. This has been a significant turnaround year for RTI. We achieved most of the goals that we set at the beginning of the year, and I would like to thank all of our employees, Board members, and business associates for their efforts on behalf of RTI.

I also think our shareholders for their support as we changed our business model and strategies and made significant investments in personnel and systems to support our future growth. As a reminder, we do not provide specific guidance on revenues and profitability. However, as a general outlook, we believe we will continue the trend of increased revenues, profitability, and positive cash flows over the course of 2008.

As we put our plans together for 2008, we believe we have all the elements in place to achieve our goal of a 20% growth rate in annual revenues in 2008, before completing our merger with Tutogen.

As we look at the first quarter of 2008, please note that we significantly decreased our processing activities in the first couple weeks of January 2008, as we performed a major upgrade to our BioCleanse software operating system. Although we lost about two weeks of production during this process, the upgrade was necessary to keep our operation running smoothly, and the BioCleanse system is fully operational at this time.

A key element of our success in 2008 will be substantial increasing our operating margin and earnings per share as the top line grows. Our management team is committed to this critical goal, and we have the proper infrastructure in place to achieve it.

We hope to see many of you this quarter. In addition to our special shareholder meeting later this month to vote upon the proposed merger with Tutogen, we will be presenting at the following conferences. Guy Mayer and I will be presented Tutogen and RTI respectively at the Roth Capital Partners conference in Southern California on February 19. Tom Rose will be presenting at a one-on-one event with Collins Stewart in Park City, Utah, on February 28.

We well also be making several appearances in March. Guy will be presenting at the Raymond James conference in Orlando, Florida, on March 3, while Tom and I will be presenting at the Canaccord Adams conference in San Francisco on March 4. We will hold our annual analyst dinner in San Francisco on March 4 as well. Finally, Guy and I will be presenting at the Cowen and Company conference in Boston on March 19.

At this time, let’s open it questions.

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FINAL TRANSCRIPT

Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Dave Turkaly of SIG.

Dave Turkaly - SIG - Analyst

I guess given the strength we are seeing in some of your businesses particularly on the sports med side, can you just update us where that sales force stands today?

Then, as given your guidance for next year, any expansions planned there in 2008?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Hi, David, this is Brian Hutchison. I’m going to let Roger Rose answer that question. Roger runs that group.

Roger Rose - Regeneration Technologies, Inc. - EVP

Good morning. We have approximately 150 people representing RTI every day out and about in the country. We will continue to expand that as we bring on more surgeons throughout the course of the year. Right now, we are pleased with the number of representatives we’ve got in the field; and again, we will add as necessary.

Dave Turkaly - SIG - Analyst

That 150, do you have approximate number of surgeons that are actively using the sports med products today?

Roger Rose - Regeneration Technologies, Inc. - EVP

Oh, gosh. I don’t know that off the top of my head.

Dave Turkaly - SIG - Analyst

Is there room to add? How penetrated do you think you are into that sports med base today?

Roger Rose - Regeneration Technologies, Inc. - EVP

I think there is a lot of opportunity for us to grow. As we get more tissue, we will put more into surgeons’ hands. It is really a supply-constrained industry; and with the exception of meniscus, we have very, very little inventory. It moves out of here quite quickly.

Dave Turkaly - SIG - Analyst

Then over to bone graft quickly, I know you mentioned some of the new products you are launching with Zimmer. Can you maybe just — in terms of just overall size, how significant could those products be, given your kind of 20, let’s say $17 million base that you have in 2007? I mean, given the size of that company and your expectations, what kind of an impact could those products have in 2008 and beyond?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Okay, David, this is your lucky morning for asking these questions. I happen to have Robby Lane in the room, who is the general manager over that area, so I will let him answer that question.

Robby Lane - Regeneration Technologies, Inc. - General Manager

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

We expect significant with Zimmer this year. They obviously have a very strong channel in the recon/trauma segment and a growing channel in the spine segment. We plan to launch in Q1, and there will be a ramp-up from there. So our anticipation is it will have a significant impact on total BGS revenue in 2008.

Dave Turkaly - SIG - Analyst

I guess last one. I guess we’ve got the vote coming at the end of this month. It seems like you guys are still growing pretty well separately. Is there any — I know I appreciate all the stand-alone guidance; it is making it somewhat difficult for us to work it through to see how exactly how this is going to all work together. But any incremental comments on the transaction and expectations? People pretty excited still about the deal?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Well, internally, we are all extremely excited about this deal. I have met all of the Board members who are coming on from Tutogen except two, and I meet them today. So we will have all met.

The management are working aggressively on integration plans at this time. So if all goes according to plan and we close this on the 27th, March would be our first full month together, which we think is going to be very good. Certainly by the end of April, we will have projections — internal projections anyway — for the rest of the year, including synergies.

So right now I would say we are extremely excited about it, and there is tremendous potential in this merger.

Dave Turkaly - SIG - Analyst

Thanks a lot.

Operator

Raymond Myers.

Raymond Myers - Emerging Growth Equities - Analyst

Great, good morning. Thanks for taking the question. Tom, you had mentioned in your discussion that there was a $2.9 million write-down of cardiovascular inventory at year end now that you have exited that business. I was hoping you could give a little more detail.

I assume that is, first of all, write-down at book cost, so that the retail price of that inventory would be roughly $6 million or $7 million. Is that right?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

Ray, let me clarify that. I was talking about that in the discussion of the margin comparison from year-to-year. That write-down was actually done at the end of last year, so it impacted the comparison of this year’s margin performance to last year.

So. And as you mentioned, you know, it was a — when we did that reserve last year, it was bringing the inventory down to the estimated realizable value.

Raymond Myers - Emerging Growth Equities - Analyst

Okay, that helps.

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

Sorry for the confusion on that.

Raymond Myers - Emerging Growth Equities - Analyst

Yes, that helps a lot. The remaining, was there any remaining cardiovascular inventory at the end of this year? If so, what will you do with it?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

There is virtually no remaining inventory that can be distributed at this time.

Raymond Myers - Emerging Growth Equities - Analyst

Okay; by anyone?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

That’s correct.

Raymond Myers - Emerging Growth Equities - Analyst

Okay, that helps. Thank you. We have been waiting for an FDA approval on a xenograft assembled lumbar spine product. Have you gotten that yet? Where does that stand?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Ray, Carrie Hartill is here. Carry is the Chief Science Officer of the Company. I will let her answer that question.

Carrie Hartill - Regeneration Technologies, Inc. - VP Quality Assurance & Regulatory Affairs

Good morning, Ray. Just to clarify, the product that we have on the [xytane case] submission was not an assembled graft. It was a placeholder, frankly, for our attempt to clear a fusion graft while we were waiting for the fusion down-class, which happened in the mid part of last year, May last year.

So we are currently directing our efforts to put together the clinical data for a submission for a spine fusion graft, which we believe has great market potential. We are not focusing on clearing the placeholder 510(k) at this time.

Raymond Myers - Emerging Growth Equities - Analyst

So would that fusion product, are those for a specific partner? Or are they are RTI’s products?

Carrie Hartill - Regeneration Technologies, Inc. - VP Quality Assurance & Regulatory Affairs

It will be with a specific partner for the initial product.

Raymond Myers - Emerging Growth Equities - Analyst

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

That sounds exciting. How soon do you think you could submit for FDA approval?

Carrie Hartill - Regeneration Technologies, Inc. - VP Quality Assurance & Regulatory Affairs

Well, the first thing you need to do is generate — there are some very specific guidance on generating data for a spinal fusion product.

(inaudible) is gather the (inaudible) clinical data. As soon as we get that put together, then the 510(k) will go in. But the initial submission for the IDE, which is the step necessary to start the clinical study, is prepared and literally waiting for a shape. We need to tell them specifically which graft we are going to be implanting. But the submission for the clinical study is actually ready.

Raymond Myers - Emerging Growth Equities - Analyst

Describe the clinical study. What will be involved there?

Carrie Hartill - Regeneration Technologies, Inc. - VP Quality Assurance & Regulatory Affairs

About 100 patients, monitoring them out at 12 months and then ultimately 24 months time frame. But the 510(k) submission can go in after 12 months.

Raymond Myers - Emerging Growth Equities - Analyst

So, the ultimate approval of such a product would be probably two years away, at least.

Carrie Hartill - Regeneration Technologies, Inc. - VP Quality Assurance & Regulatory Affairs

Clearance, not approval, but yes.

Raymond Myers - Emerging Growth Equities - Analyst

Yes, okay. That is helpful as well. Has there been any progress with xenograft tendon products?

Carrie Hartill - Regeneration Technologies, Inc. - VP Quality Assurance & Regulatory Affairs

Yes, we’re making significant progress with xenograft tendon products. We intend to share a lot of information at the analyst event at Academy. But for the moment, to try to keep this short, we are currently waiting for histology results as a result of a preliminary baboon study, primate study. Those results are looking very promising.

Raymond Myers - Emerging Growth Equities - Analyst

Will you also require human clinical studies for clearance there?

Carrie Hartill - Regeneration Technologies, Inc. - VP Quality Assurance & Regulatory Affairs

Yes, that is a PMA pathway, not a 510(k). So that is an extended pathway.

Raymond Myers - Emerging Growth Equities - Analyst

Right.

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Carrie Hartill - Regeneration Technologies, Inc. - VP Quality Assurance & Regulatory Affairs

These initial large animal, old world primate studies are key to us being able to move forward and begin in clinical (inaudible).

Raymond Myers - Emerging Growth Equities - Analyst

Right. Can you describe the improvements in the various bone pastes and DBM products that Zimmer will be launching in Q1 and midyear?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

The most significant thing is a syringe. In terms of the product itself, you really won’t be able to distinguish it from our others if you looked at it. But it is really ready-to-use, single-syringe product that will be impacting that, that reflects both Zimmer and RTI.

Raymond Myers - Emerging Growth Equities - Analyst

Okay, thanks, Brian.

Operator

Steve Lichtman.

Steve Lichtman - Banc of America Securities - Analyst

Thank you. Good morning, guys. Brian, I was wondering if you could talk to spine growth generally as we think about 2008. A lot of moving parts here in terms of artificial disk market beginning; you have got some new distribution partners. Talk a little bit maybe qualitatively how you think about your spine opportunity in 2008.

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Sure, I will do that and if Robby decides he wants to add to it, he certainly can. We view our opportunities in spine as really, really solid. As you know, we try to target something that can grow 20% sustainably. So I’m not looking for a rocket ship up and then follow it back down.

So Robby’s goal is to continue to try to find that. He right now believes that we have everything in place with all the partners that we have today and all the products that are scheduled to launch this year with all those partners to drive growth form 2008 to the level we are looking for, plus continue that sustainably. Even with disks coming aboard, we just don’t see that affecting us at this time. Robby, do you want to add?

Robby Lane - Regeneration Technologies, Inc. - General Manager

The only thing I would add to it is that we obviously are thrilled with our growth in cervical in 2007, and we expect the pace to continue in 2008.

The only thing that we were a little disappointed on was we didn’t have similar growth in the lumbar, so to impact that in 2008 we are adding a number of new lumbar grafts with our new partners in 2008. So we do expect the growth of that to get closer to what our cervical was in 2007.

Steve Lichtman - Banc of America Securities - Analyst

And lumbar for Stryker and Orthofix are when, midyear?

Robby Lane - Regeneration Technologies, Inc. - General Manager

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

I’m sorry?

Steve Lichtman - Banc of America Securities - Analyst

In terms of lumbar launches for Stryker and Orthofix.

Robby Lane - Regeneration Technologies, Inc. - General Manager

It should be by midyear at the latest.

Steve Lichtman - Banc of America Securities - Analyst

Got it. Tom, you talked on gross margin in terms of the incremental being 70%, 75%; that is an increase from prior guidance. This due I assume to the mix of sports medicine, and it sounds like that is sustainable in terms of the incremental looking forward.

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

Yes, Steve, compared to the discussions I had on gross margin early last year, the incremental 70% to 75% is higher than I previously estimated.

Basically what we are seeing is the efficiencies from the leverage of the fixed cost is coming a little higher than I had anticipated. And that is sustainable.

The mix improvement we saw in sports med, which we believe we will continue to see for the foreseeable future, is adding to it as well.

So, really pleased with how that is progressing, tracking it very closely as we move forward. The manufacturing folks are doing a great job of watching their costs, so we can recognize those leverage opportunities.

Steve Lichtman - Banc of America Securities - Analyst

Great. Brian, just relative to comps in the first quarter, what was the improvements that you guys put in place in BioCleanse? How is that going to help looking forward?

Just to be clear, did you have a little bit of demand /supply disruption in the very beginning of the quarter? Is that what you were pointing to?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

It did, and we believe we are on a catch-up plan to get caught up for the quarter. So we’re not expecting a dramatic impact on the quarter.

So what this was, was a very planned out software upgrade for the equipment, which will help us run more shifts more reliably. It was a very good success getting it where we needed it to be, but it took a little bit of time to get it started back up and running the way it is today.

So we’re back to normal today, and we believe the software upgrade achieved what we wanted it to. So at the end of the day it is a good outcome, but it took a little bit of time.

Steve Lichtman - Banc of America Securities - Analyst

Great. Now in the first quarter in terms of the positive impact, you have the Zimmer launch occurring as we speak, right?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

This week.

Steve Lichtman - Banc of America Securities - Analyst

Okay, great.

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Actually Monday, next Monday. It is ready to go today, but it will go Monday.

Steve Lichtman - Banc of America Securities - Analyst

Great. Then lastly, just on SG&A. A little higher in the fourth quarter. You gave pretty explicit guidance for ‘08 and it certainly looks reasonable. But just looking back at the fourth quarter, was it higher due — you went through some of the moving parts. Was it higher due to some of the merger costs? Or somebody talk a little bit about the fourth-quarter SG&A.

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

I think as you look at kind of our historical quarters, there is always — Q4 is generally our most significant quarter of the year. We do see some increases in the below-the-line expenses relating to just increases in volume and activity.

I think overall, as we kind of frame these expenses going forward, Steve, we had some expenses in the fourth quarter related to a variety of activities, probably in the range of $0.5 million to $0.75 million, that I think we will see those come out in the first quarter.

But again, as we look towards next year, I think as you — as we model out quarter-to-quarter there is always some higher level of expenses in Q4.

Another key driver in the Q4 expenses, the other two key drivers which I focus on are variable expenses. One are the distributor commissions, which primarily relate to sports medicine but also used to relate to cardiovascular. Those average about 13% of sports medicine revenue; and we had a significant quarter with sports med, so that drove those higher commissions.

Then on our incentive compensation program, the drivers of that are primarily revenues, net income, and cash flow. Q4 was a very positive, with respect to revenue and cash flows, and drove higher incentive comp than we anticipated.

Steve Lichtman - Banc of America Securities - Analyst

Okay, understood. In terms of the 13% growth in that line item for next year, that is inclusive of merger costs? Or is that premerger costs?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

That is premerger costs. As we look at the merger costs, when we talk about potential synergies of the $5 million to $6 million range, we have included our — at least our out-of-pocket expenses related to recognizing those synergies in those numbers. So those are pretty much directly cash flow related.

We are still in the process of doing the purchase price allocations, which could affect our amortization of intangibles going forward. I don’t have really an estimate of that number at this time.

Steve Lichtman - Banc of America Securities - Analyst

Okay. All right, great. Thanks guys.

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Operator

Shawn Fitz.

Shawn Fitz - Stephens Inc. - Analyst

Brian, Tom, good morning and congratulations on the fourth quarter. Brian, just thinking about sports medicine again and the very nice quarter you guys had there, could you maybe provide or quantify from a unit standpoint what you all did in the adjustable bone, tendon bone, and I guess the BTB Select?

Then maybe give us some additional details as it relates to kind of the yield improvement opportunities that exist it 2008 in those products, and just where you are in terms of kind of the manufacturing learning curve on those products.

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Tom is looking at us. Do you have the numbers of actual units?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

Yes, as far — with respect to the overall category which we refer to, Shawn, as the preshaped bone tendon bones, which includes both the BTB Select, the assembled, the adjustable tendon, as well as our native bone tendon bone.

For the year, that category ended up at about 40% of total sports medicine revenues. The volumes, as we mentioned in various places of the non-patellar tendons increased significantly in the year. But I think the ratio of the bone tendon bone to total (technical difficulty) quite similar at the end of the year as it was in last year. The reason for that was the introduction of these assembled tendons.

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

One of the other big advances in ‘07 was fixation, which allowed a lot more non-bone tendons to be used in surgeries. So our sports guys are pretty excited about seeing that growth as well.

Shawn Fitz - Stephens Inc. - Analyst

So, Brian, that is an industry phenomenon, not necessarily an RTI-specific phenomenon, right?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

That’s correct.

Shawn Fitz - Stephens Inc. - Analyst

Okay. When we think about the assembled bone tendon bones, my recollection was in the previous quarter you guys talked about an opportunity to continue to improve yield and maybe an opportunity to kind of get more efficient at manufacturing those new products. Could you provide some commentary on where you all were in the fourth quarter, and what the opportunity exists as we think about 2008?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Well, the opportunity is still very, very big. We are getting better and better at manufacturing there these, and our yields are improving significantly.

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Frankly, the [inside] is the head of the sales force on this issue. So the sales force is still — and Roger and his crew had a meeting with that group in Florida in January, and they spent a lot of time training on that. That will become an implant they can grow with in ‘08, and we expect that to happen.

Shawn Fitz - Stephens Inc. - Analyst

Okay, great. Then, Tom, just as we think about your commentary on the incremental margin opportunity, for every $1 million in revenue you guys have above $1 million, if we just do the math there, that looks like to me that by the end of 2008 regeneration could have a gross margin in the 50% range.

Are we thinking right there? Is our arithmetic correct as we kind of think about gross margins next year?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

I think as revenues grow, it is definitely achievable by the end of next year to get to the 50% range as we exit Q4.

Shawn Fitz - Stephens Inc. - Analyst

Great. Just on the new distribution partnerships, I guess as we think about 2008, Brian, should we expect any new distribution partnerships? Or should we expect an expansion of existing partnerships?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

I would say Robby’s focus is expansion. He certainly talks to other companies; but at this point in time, he does not plan to add them. He doesn’t need them right now. But if he does, he certainly knows where they are.

Shawn Fitz - Stephens Inc. - Analyst

So this year, you’re anticipating an expansion of some of your existing distribution relationships into new products?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Yes.

Shawn Fitz - Stephens Inc. - Analyst

Then the last question. Just as we think about the Company in a post combined basis, RTI and Tutogen, are you all able to begin working now on maybe trying to focus on expanding your supply relationships to include dermis? Or is that something that has to happen after the merger closes?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

No, Rogers and his team have been working on that now for, I would say, months at this point in time. They are building their plan and developing their SOPs and training schedules. They have a plan on how to go after this and they are beginning to execute it — have already begun to execute it already. So it will continue and it will go as long as it needs to.

Shawn Fitz - Stephens Inc. - Analyst

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Great. So Brian, I guess the revenue synergies opportunities could begin to manifest themselves very quickly after the deal. Is there any way to quantify in general terms what kind of impact you could have from those revenue synergies?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

I think we will see an impact as we get into our second quarter this year. We have been cautious on giving really any quantitative number on these — on the revenue synergies. I think I’m just going to have to wait until we get through our first-quarter call and we will be able to give you all some better indication of how that is going.

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

I would expect at the end of April we will have our first-quarter call, and by then we will have a lot better models to work with.

Shawn Fitz - Stephens Inc. - Analyst

Okay, great. Fair enough. Brian, Tom, thanks.

Operator

Jon Robohm.

Jon Robohm - Gagnon Securities - Analyst

Good morning, everyone. I was wondering if you could help quantify your increase in tissue procurement on a year-over-year basis. Kind of update us as to what your thoughts are for increased procurement going into 2008 and beyond.

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Jon, I can tell you it is significant. We don’t plan to give out the number of growth at this point in time. As you know, we try to not do that.

But, there were significant expansions in a number of areas and several new groups that we started working with in 2007. There are certainly plans to expand that in 2008. I think Tom has tried to indicate we don’t expect the same growth rate in 2008 over 2007, but we do expect it to be well strong enough to deliver the results that we are looking for.

Jon Robohm - Gagnon Securities - Analyst

Okay, great. Kind of going on the lines of what Shawn was asking regarding revenue synergies, when you think about just the expansion of the partnerships that you are dealing with today, Zimmer in Dental and the like, can you help expand upon what we should be thinking about as a combined group, what this Company should be looking at as a run rate revenue basis?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

It is a little early for me to give that number until we combine the actual models and put together our projections for 2008 combined. I can tell you there is a tremendous amount of work going on between all of the — what we call market managers. Robby certainly has spine and orthopedics. [Cliff Selega ] has dental and all the surgical specialty areas that they have that they have seen some significant growth in.

I can tell you that virtually every area that we have is supply constrained. So anything we can do to increase supply — and jointly we have a lot of opportunities to do that — and then combine engineering groups and combine all the other resources we have, Guy and I both expect that we will see strong growth this year.

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Jon Robohm - Gagnon Securities - Analyst

Wonderful, thank you.

Operator

Keay Nakae.

Keay Nakae - Collins Stewart - Analyst

Yes, thanks. Good morning, gentlemen. Tom, with respect to the guidance you gave about SG&A expenses and R&D expenses, how might those forecasts change once you have completed the merger and have a better sense of what the integration is going to look like?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

Well, I think where we stand right now, Keay, I don’t see any change to that 6% growth rate in the SG&A line, exclusive of the incentive comp and exclusive of the commissions.

We have got the staffing on board here, the folks that are coming over from Tutogen. We have got the people necessary to successfully perform the integration without adding resources.

Keay Nakae - Collins Stewart - Analyst

How about the capital spending number you gave us of approximately $7 million?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

The capital spend should — may go up slightly on a combined basis. Tutogen is in very good shape right now. We haven’t identified any significant CapEx that we have to do with Tutogen to facilitate the merger.

So our CapEx is not only ramping up to meet our expectations for the next year or two, but obviously reflects the anticipated merger of some of the operation functions after the merger.

Keay Nakae - Collins Stewart - Analyst

Okay. In your sports medicine business, your revenue number is growing at a lot faster clip than your unit growth. Can you talk about the drivers there? How sustainable is that delta?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

I think the key is — you know, this year we talked about it on earlier calls, the big part — the most significant component of the non-unit growth is just changes in mix.

I think we will continue to see some improvement in mix in the future, but I don’t think it’s going to be at the level we saw this past year. On the other hand, I think we will see nice unit growth as we go into next year, just as we have more products that we are developing from the incoming donors and with increases in supply.

So there is some. Our pricing strategy in this area is really as we enhance our products we have opportunities to possibly put higher prices to the marketplace. But I think most of the growth as we go forward is going to be driven by new products and as well as organic — more supply from the incoming tissue that we receive today.

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Keay Nakae - Collins Stewart - Analyst

Of the stuff that is in the development pipeline, is there anything significant on the sports medicine front we should be looking for to be rolled out this year?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

We will let Roger Rose.

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Roger is going to address that one, Keay.

Roger Rose - Regeneration Technologies, Inc. - EVP

Keay, we have not been participating in the OC marketplace for several years, and we are about to reenter that. We announced to the sales force in January that we would be getting back into that marketplace in the first quarter; and we expect to be there late this quarter with a lot of discussion and introduction at Academy.

There is significant interest by the surgeons that we work with for us to be able to compete with everything everybody else in our space plays in. Certainly that is an area where we think we have significant opportunity for growth.

In addition to Tom’s comments, we’re building a significant inventory of meniscus and doing so because it is a very different business than just soft tissue allografts, in that you have to match specific sizes by patient. Those come at increased fees as well, and as we’re starting to see some uptick there.

Keay Nakae - Collins Stewart - Analyst

With either of those products, what kind of premium pricing do you think you will be able to capture?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

I think the key is — on the pricing of both of those products, is they are both — they both exceed our current average selling prices in the sports medicine area. The OCs grafts exceed it very significantly.

Keay Nakae - Collins Stewart - Analyst

Okay, very good. Than as far as new products, continuing on that theme. With Zimmer, Brian, I think you said that the first product is ready to go. How about the follow-on products? What is the timing of those launches?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

The [multiple pace] is midyear. We will probably start working on some xenograft implants for them as well as during the first quarter; we launch in the second quarter.

Keay Nakae - Collins Stewart - Analyst

Okay, then with respect to Wright Medical, some other product launches, it sounded like we’re ready to go now. Did I hear you correctly there?

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

We actually have things in development that are not ready to go. We are running with their first three implants that are really running well now. We have more in process that will come out as the year progresses. We’re really not ready to say when, but they will come out.

Keay Nakae - Collins Stewart - Analyst

Okay, so the significant step up in xeno that Tom referred to is going to really be achieved based on those three products for them?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

The key for Wright is the three products they received regulatory approval on last year; plus the additional products we will have throughout the year. But this will be their second year working in the ankle area. It is going very well.

International is a big opportunity for Wright with these products that they will start to penetrate here shortly. So nice growth in that area.

We talk about the xenograft growing to 3% to 5% of total revenues this coming year. Wright is a big part of that story. Brian mentioned earlier that we are working with Zimmer on some xenograft implants that we will be introducing here the first half of the year, we hope. And we’re getting traction with our xenograft products internationally through our own distribution groups.

Keay Nakae - Collins Stewart - Analyst

Okay, very good. Thanks.

Operator

Jayson Bedford.

Jayson Bedford - Raymond James - Analyst

Thanks and good morning. I just have a couple quick questions. Tom, just to clarify, the 13% growth M G&A expenses next year, that is off a base of about $31 million in ‘07?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

That’s correct.

Jayson Bedford - Raymond James - Analyst

Okay. Then just on the gross margin, when you talk about that $22 million threshold, is that on total revenue? Or is that more kind of fees from tissue distribution revenue?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

I think — as I am looking at gross margin going forward, hopefully we won’t see a $22 million quarter again, which we estimated is kind of our breakeven. As we have gone above those numbers, as I think the key focus here is just incremental revenues, above the $25 million per quarter level, are going to generate the 70% to 75% margins. I forgot what the other part of your question was.

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FINAL TRANSCRIPT

Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Jayson Bedford - Raymond James - Analyst

No, you kind of answered it, in that it is total revenue. I guess just looking at this quarter, it was well north of 80% if you just look at the incremental margin. Is it just you’re being somewhat conservative in the 70% to 75% estimate?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

Well, I think the key is in really your second part of your earlier question. The key in the fourth quarter is we saw that significant acceleration of the sports medicine revenue in comparison to total. I think we will see that slowing down a bit, which brings those 80% incremental numbers down to the mid 70% range.

And as you mentioned earlier, the other revenue that we recognize on our tissue procurement, that is incremental at very high margins because it is all based on fixed costs of our donor service area. We saw a spike in that in the quarter.

So I think going forward, 70%, 75% is totally achievable. Could it be higher than that? Yes. But I think it would be driven by mix.

Jayson Bedford - Raymond James - Analyst

Fair enough. Just lastly on that other revenue, it seemed like that did spike in the quarter. I guess is this a level that you guys thank you can build on going forward? Or was there something kind of extraordinary in the quarter?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

As we go forward, we’re seeing other revenues at those levels. As I mentioned in the call, it is primarily due us recovering for other processors. Now the key there is recoveries for Tutogen. So as we go forward with our models, this is going to be something that we will have to tweak because some of these other revenues will get eliminated in consolidation.

Jayson Bedford - Raymond James - Analyst

Okay. Any guess at the Tutogen contribution to that number?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

Probably for the quarter, it was in the $0.75 million range.

Jayson Bedford - Raymond James - Analyst

Okay, great. Thanks guys.

Operator

George Walsh.

George Walsh - Gilford Securities - Analyst

When we talk about — just another question on the incremental margin, gross margin. As you do the integration with Tutogen, is there a benefit of production that comes into your facility from there of a similar nature?

Tom Rose - Regeneration Technologies, Inc. - VP, CFO

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

Good point, George. You know, we are trying not to look beyond February 27 today. But as we bring in additional capacity, there should be some improvement. Again, it is hard to quantify at this point in time. It depends on the mix of the products we’re producing, etc.

On the other hand, as we look at margins going forward, Tutogen’s gross margins are higher than ours. So we will see an incremental benefit just from improving the mix of our business.

George Walsh - Gilford Securities - Analyst

Okay, but are there — there was good — when you had the big meeting in New York, there were capacity issues. So it sounded like they needed more capacity and you have got it, and you have got this whole incremental gross margin benefit. So it sounds like there is something significant to build on there.

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

George, there is. This is Brian. There certainly is and we fully expect to utilize our facility better. We’re not ready to quantify that today, but we do expect it.

George Walsh - Gilford Securities-Analyst

Okay, all right. Thanks a lot.

Operator

Bill Plovanic.

Bill Plovanic - Canaccord Adams-Analyst

Great. Good morning. Just two points, questions, one a point of clarification. 1In terms of the sports medicine distribution channel, you mentioned you have 150 people. How many of those are direct and how many of those are agents, independents?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

The bulk — Bill, we haven’t been giving the actual answer to that question. But I can tell you this, the bulk of the people are agents and will remain that way, although we intend to add a number of directs this year. It is more than five and less than 10.

But it is a significant number for us to continue to penetrate territories that we think we need to be in. Usually there is a correlation to either a key surgeon relationship or a donor relationship in that area. Those are the two primary reasons we put people in places.

Bill Plovanic - Canaccord Adams - Analyst

Okay. Then, secondly, and I know this is looking a little farther out there, but post the combination of RTI and Tutogen, would you see at any point in time as taking more product strategy in terms of the sports medicine doc, and adding other types of non-allograft type products? Or would you remain more loyal to the whole biologics platform as a whole?

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Well, I would say while we always have an eye on everything that is going on in technology, our focus is biologics and will remain there, both human and xenograft. Primarily right now bovine, but we certainly look at all sorts of animal tissues based on what we think they can do for procedures.

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Feb. 06. 2008 / 9:00AM ET, RTIX - Q4 2007 Regeneration Technologies, Inc. Earnings Conference Call

So we will probably remain very, very heavily biologics for the near term, although in honesty we do look at everything and if we see a technology that we think would fit, we would do something.

Bill Plovanic - Canaccord Adams - Analyst

Great, thank you.

Operator

At this time, we have no further questions.

Brian Hutchison - Regeneration Technologies, Inc. - Chairman, President, CEO

Okay, thank you all for joining us this morning. As always, you can find information about RTI on our website at www.rtix.com or by contacting our investor relations department. Thank you very much. Have a good day.

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